Exhibit 99.1

Hyderabad, India, March 11, 2016: Dr. Reddy’s and TR-Pharm announced today a strategic collaboration agreement involving 3 biosimilar products. A total of three products will be registered and subsequently commercialized as a part of this agreement by TR-Pharm in Turkey. TR-Pharm will also manufacture the drug substance and drug product upon completition of its facility investment.

Mehmet Göker, General Manager of TR-Pharm, said “Biosimilars are a key component of our investment strategy in Turkey to establish biotechnological API production for national use and regional exports. This agreement will not only enable more affordable medication but also support our research and development initiatives by building expertise within the country. We are pleased to have already started laying out the groundwork for manufacturing with Dr. Reddy’s for high quality biosimilar products.”

M V Ramana, Executive Vice President & Head Branded Markets (India and Emerging countries) said “Turkey is a key emerging market and we are pleased to partner with TR-Pharm to ensure that patients in the region get access to our portfolio of high quality biosimilar products. Dr. Reddy’s Laboratories is and remains committed to providing access to affordable and innovative drugs to populations around the world, and this partnership will make this happen in Turkey.”

TR-Pharm has begun laying out the groundwork for the technology transfer. This collaboration will be an important component of TR-Pharm’s ongoing biological product development and manufacturing business in the region. The partnership will also enable Dr. Reddy’s to widen the global footprint of its biosimilar business.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

About TR-Pharm: TR Pharm is a pharma start-up focused on innovation with investments into R&D and a cutting edge biotechnological manufacturing capability with the aim of becoming a regional commercial player based out of Turkey. TR Pharm focuses on the launch of new and innovative medicines starting from registration and accomplishment of clinical programs in all phases, as well as building a biotech manufacturing facility in Turkey for the supply of monoclonal antibodies to CIS and MENA region besides the local market. TR Pharm has a wide product portfolio, led by oncology, virology, inflammatory and rare diseases. For more information: www.trpharm.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.